Contact

www.linkedin.com/in/rahulramadoss (LinkedIn)

Top Skills

Business Intelligence

Vendor Management

ERP

Rahul Ramadoss

CEO & Cofounder @ OneAir

San Francisco Bay Area

Summary

Connecting the world through travel.

As the CEO of OneAir, I am responsible for growing the company, building teams & products, developing new business models, setting vision and strategy.

Explore the world on your budget with AI-Powered OneAir!

Get incredibly cheap flight deal alerts to amazing destinations worldwide from your home airport.

Savings of up to 90% off your trip! Book cheap flights, hotels, car rentals & activities worldwide at wholesale rates!

OneAir is an AI-driven travel-tech company that sends out incredibly cheap flight deal alerts to top destinations worldwide from members home airports. Designed for both personal and business use, the app provides members with information they need to get the best deals on flights and notifies them when airlines offer fares 40% to 90% off average prices.

OneAir's intelligent AI-engine scans and tracks millions of fares in real-time to top destinations worldwide. When the system finds an incredibly cheap flight deal, members receive an email and a mobile alert.

Introducing OneClub Exclusive:
With OneClub, now members can book hotels, rental cars and activities at wholesale rates! We negotiate the best deals so that our members can sit back, relax, and plan their next big adventure.

Our mission is simple: to make travel affordable and inspire the new generation of travelers to see the world for less.

Watch the membership pay for itself through the first booking. No more hunting around for coupon codes and sales.

Join OneAir's travel community for free at https://www.oneair.ai/

OneAir Member Benefits and Features:
Instant access to an extensive selection of Economy, Business and First Class flight deals to top destinations worldwide.
Instant email and mobile flight deal alerts
Access to private and corporate discounted airfares
Search & book destinations based on a budget. Free cancellation within 24 hours of booking
Book hotels, cars & activities at wholesale rates
Priority Support
Search destinations by your budget.
Watch your membership pay for itself with just one trip.
You don’t have to shop around.

This is just the beginning; we've got a lot more in store for this year. For more information about OneAir, please visit www.oneair.ai

Experience

OneAir: Cheap Flights, Deal Alerts, Hotels, Cars & Activities
CEO & Cofounder
August 2020 - Present (3 years 2 months)
San Francisco Bay Area

Explore the world on your budget with AI-Powered OneAir!

Get incredibly cheap flight deal alerts to amazing destinations worldwide from your home airport.

Savings of up to 90% off your trip! Book cheap flights, hotels, car rentals & activities worldwide at wholesale rates!

OneAir is an AI-driven travel-tech company that sends out incredibly cheap flight deal alerts to top destinations worldwide from members home airports. Designed for both personal and business use, the app provides members with

information they need to get the best deals on flights and notifies them when airlines offer fares 40% to 90% off average prices.

OneAir's intelligent AI-engine scans and tracks millions of fares in real-time to top destinations worldwide. When the system finds an incredibly cheap flight deal, members receive an email and a mobile alert.

Introducing OneClub Exclusive:
With OneClub, now members can book hotels, rental cars and activities at wholesale rates! We negotiate the best deals so that our members can sit back, relax, and plan their next big adventure.

Our mission is simple: to make travel affordable and inspire the new generation of travelers to see the world for less.

Watch the membership pay for itself through the first booking. No more hunting around for coupon codes and sales.

Join OneAir's travel community for free at   https://www.oneair.ai/

OneAir Member Benefits and Features:
Instant access to an extensive selection of Economy, Business and First Class flight deals to top destinations worldwide.
Instant email and mobile flight deal alerts
Access to private and corporate discounted airfares
Search & book destinations based on a budget. Free cancellation within 24 hours of booking
Book hotels, cars & activities at wholesale rates
Priority Support
Search destinations by your budget.
Watch your membership pay for itself with just one trip.
You don’t have to shop around.

Undisclosed
Angel Investor & Entrepreneur
2017 - Present (6 years)
USA | Asia

Guardant Health
Director, Business Information Systems

2017 - 2019 (2 years)
Redwood City, CA

Lead the strategy, assessment, selection and implementation of a new ERP system

Pfizer

Director, IT (Enterprise Applications)

2014 - 2017 (3 years)
San Francisco, CA

Direct oversight of a high-performance team responsible for Oracle EBS R12 system design, architecture, installation, configuration and integration of EBS system to existing and new applications. Actively manage Medivation's Enterprise Business system Architecture model while concurrently developing strategic portfolio plans and Project Architect for critical implementations.

Partner with G&A business leaders across Finance, HR and Legal to align IT efforts with business requirements and develop technology roadmap to support the strategic business capabilities. Oversee disaster recovery process and procedure effort to maintain business continuity compliance.

Directly evaluate and select Application Management Services vendor for ERP system along with an effort to build Enterprise-wide ERP Competency Center, including developing operational, on-call and escalation procedure for ERP system.

Selected Achievements:

• Key counsel on available technology to steer delivery of solutions and drive business forward.

• Collaborate with Senior Director, IT SEC Governance, Risk & Compliance Information Technology to implement and operationalize SDLC processes and toolset for Medivation IT to ensure all IT engagements are 100% SDLC Compliance.

• Effectively manage technology investments to align with IT architecture and roadmap in
partnership with the business.

• Spearheaded the development of a service-based approach to integration utilizing Oracle Fusion Middleware stack to seamlessly integrate Oracle EBS with internal and partner applications.

• Partnered with VP of Finance, VP of IT and Senior Director, SOX Compliance in the evaluation and selection of ERP software vendor, system integrator and EBS hosting provider.

• Collaborated with Senior Director, IT SEC Governance, Risk & Compliance, IT and Senior Director, QA Computer Systems Validation, Quality to develop IQ for the software installations in scope for ERP Implementation.

Gilead Sciences

Senior Manager, IT (Enterprise Applications)

2008 - 2014 (6 years)

Foster City, CA

Built and manage cohesive, global team of 3 managers and 22 onsite/offshore developers to provide outstanding support to users throughout North America, EMEA, and APAC region. Expertly manage performance and profitability of numerous corporate applications, including: Oracle E-Business Suite (Financials, Procurement, Project Costing, Order Management and Manufacturing); Governance Risk & Compliance System (GRC); Kronos Time and Attendance System; Concur Expense System; Brainware AP Document Management System; ADP Payroll System; Assurenet GL Accounts Reconciliation System; Agile Connectship (Shipping); Werum (Manufacturing Execution System); Loftware enterprise labeling System; Demantra Demand Management; SNO – Strategic Network Optimization; and Counselink Legal Billing System in GxP Environment.

Successfully uphold business continuity compliance through expert management of annual Disaster Recovery Testing for EBS.

Selected Achievements:

• Led a diverse team of 20 employees and several consultants responsible for the integration of Oracle EBS R12 implementation to existing and new applications such as AP Document Management System, Expense Reporting System, Budgeting and Forecasting, Payroll, CTMS, LIMS, Drug Safety, CRM, HRIS, MES (Manufacturing Executing System), Time and Labor, Contract Management System, Shipping and Fulfillment, Business Intelligence etc. plus

delivery of custom ERP WICER (Workflow, Interface, Conversion, Extension and Reports) 300+ Customizations.

• Spearheaded implementation of Agile Connectship to automate the entire Gilead shipping process, from real-time, manifesting, execution and tracking.

• Spearheaded implementation of Brainware Invoice Processing system that successfully improved invoice and vendor payment approval time and reduced A/P processing labor hours by up to 50%.

• Successfully ensured total SDLC, SOX/GXP compliance of all IT ES engagements by collaborating with internal teams, stakeholders, and business owners.

Netflix Inc.

Senior Manager, IT (Enterprise Applications)
2006 - 2008 (2 years)
Los Gatos, CA

Cultivated and managed quality-focused team of 4 direct, onsite reports and 5 consultants to deliver stellar business applications support to users in Finance, Operations, and Marketing. Effectively aligned application and system development efforts with unique requirements of end users. Implemented Oracle UPK to train 300+ end users on proper use of applications and systems. Maximized customer satisfaction and retention by conducting daily/weekly production issue ticket reviews to ensure all SLAs were successfully met.

Selected Achievements:
• Achieved 99% uptime and system availability by serving as first point of contact for production system escalations.

• Streamlined performance and efficiency of Accounts Payable department by directing design, development, and rollout of AP-EDI 8 10” custom user interface.

• Improved efficiency of Oracle applications by leading successful upgrade effort.

• Modernized Marketing procurement by leading custom development and execution of new Procurement Application, “Procure-to-Pay,” to automate procurement process.

• Revamped purchasing operations through introduction of Oracle Purchasing application.

• Led the implementation of Feith AP Document Management system implementation (AP Automation).

BANDAI NAMCO Entertainment America Inc.
Applications Manager
2003 - 2006 (3 years)
Santa Clara, CA

Led staff of 9 direct reports to support business applications serving Finance, Operations, and Marketing functions. Expertly managed $2M capital budget, strategically negotiating all hardware and software purchases to minimize project expense without sacrificing performance or quality. Mentored and trained team to seamlessly transition users from old system to new system.

Selected Achievements:
• Awarded recognition as “Best Performer” for implementation of SOX compliance solution for Oracle Application System.

• Spearheaded implementation of custom process and key interfaces to equip EDI system with error-correcting feature for sales order processing.

• Embraced challenge of leading re-implementation of Oracle Application Release in wake of business merger between Namco Hometek and Bandai Games.